

03052338

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
SEP 02 2003
FEE 510

SEC FILE NUMBER
8- 49049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL FUND MARKETING LIMITED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Argonaut House, 5 Park Road,
(No. and Street)

Hamilton HM 09, Bermuda

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B Collins 441 292 7979
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lince Salisbury
(Name — *if individual, state last, first, middle name*)

Avenue House, St Julian's Avenue, St Peter Port, Guernsey, Channel Islands
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Michael B Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Fund Marketing Limited, as of 30 June 2003, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

~~True likeness of the herein signature~~
Hamilton, Bermuda
this 26th day of August, 2003
Dawn C. Griffiths
Notary Public, Islands of Bermuda

Notary Public

Signature

MB Collins, President

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BERMUDA
REVENUE



BERMUDA
REVENUE



BERMUDA
REVENUE

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

FINANCIAL STATEMENTS

30th JUNE, 2003

LINCE SALISBURY

Chartered Accountants

Avenue House,

St. Julian's Avenue,

St. Peter Port,

GUERNSEY

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

THE COMPANY

DIRECTORS:	Michael B. Collins Beverly R Mathias
SECRETARY:	Susan A Williams
REGISTERED OFFICE:	Argonaut House, 5 Park Road, Hamilton HM 09, Bermuda
BANKERS:	The Bank of N. T. Butterfield & Son Limited, 65 Front Street, Hamilton HM 11 Bermuda
AUDITORS:	BKR Lince Salisbury Limited, Chartered Accountants, Avenue House, St. Julian's Avenue, St. Peter Port, Guernsey GY1 1WA

INTERNATIONAL FUND MARKETING LIMITED

(Incorporated in Bermuda)

DIRECTORS' REPORT

The Directors present their report and the audited accounts of the Company for the year ended 30th June, 2003.

INCORPORATION

The company is registered in the Islands of Bermuda and has the status of a Bermuda Exempted Company.

RESULTS AND DIVIDEND

The results of the company are shown in the Statement of Income and Retained Earnings on page 4. The Directors do not recommend the payment of a dividend in respect of the year ended 30th June 2003 (2002: $10,201).

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the income and retained earnings of the company for that period and are in accordance with applicable laws. In preparing those financial statements the Directors are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements have been properly prepared. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS

The Directors of the Company as at 30th June, 2003 were:

Michael B. Collins
Beverly R. Mathias

AUDITORS

The Auditors, BKR Lince Salisbury Limited have indicated their willingness to continue in office.

By Order of the Board
M. B. Collins, Director

26th August, 2003
Argonaut House,
5 Park Road,
Hamilton HM 09
Bermuda

INDEPENDENT AUDITORS REPORT TO THE MEMBERS OF

INTERNATIONAL FUND MARKETING LIMITED

We have audited the accompanying statement of financial condition of International Fund Marketing Limited as at 30th June, 2003 and the related statements of income and changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Auditing Standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of International Fund Marketing Limited as at 30th June, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in note 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS

26th August, 2003
Avenue House,
St. Julian's Avenue,
St. Peter Port,
Guernsey,
Channel Islands.

INTERNATIONAL FUND MARKETING LIMITED

BALANCE SHEET AT 30th JUNE, 2003

(Expressed in United States Dollars)

	Note	2003 U.S.$	2002 U.S.$
ASSETS			
Unquoted Investments	3	116,343	126,152
Loan		251,859	205,197
Investment in Subsidiary	4	115,526	115,526
Loan to subsidiary		-	1,500
Accounts receivable		890	890
Cash at Bank		183,011	170,120
		$667,629	$619,385
LIABILITIES			
CURRENT LIABILITIES			
Accounts Payable		91,437	103,509
SHAREHOLDERS' EQUITY			
SHARE CAPITAL	5	12,000	12,000
RETAINED EARNINGS		564,192	503,876
		$576,192	$515,876
		$667,629	$619,385

See accompanying notes

On behalf of the Board 26th August, 2003

M. B. Collins, Director

B. R. Mathias, Director

INTERNATIONAL FUND MARKETING LIMITED

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED 30th JUNE 2003

(Expressed in United States Dollars)

	Note	2003 U.S.$	2002 U.S.$
INCOME			
Fees Received		1,129,756	1,372,326
Profit on disposal of investment		29,782	-
Bank interest		3,612	3,282
Dividends received		-	34,172
Gain on Exchange		23,932	9,334
		$1,187,082	$1,419,114
EXPENSES			
Representation and Marketing Fees - Subsidiary		774,740	1,067,604
Legal Fees		-	18,230
Travelling		204,534	291,804
Consultancy fees		73,315	80,242
Administration		23,400	23,650
Secretarial Fees		3,600	3,600
Company Tax		1,780	1,780
Bank charges		1,535	1,638
Audit and Accountancy		36,934	29,490
Company Registration Costs		6,928	11,143
		$1,126,766	$1,529,181
NET INCOME/(DEFICIT)		60,316	(110,067)
DIVIDEND PAID		-	(10,201)
		60,316	(120,268)
RETAINED SURPLUS BEGINNING OF YEAR		503,876	624,144
RETAINED SURPLUS END OF YEAR		$564,192	$503,876

See accompanying notes.

INTERNATIONAL FUND MARKETING LIMITED

STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED 30th JUNE, 2003

(Expressed in United States Dollars)

	2003 U.S.$	2002 U.S.$
Net cash flow from operating activities.		
Net Income/(Deficit)	60,316	(110,067)
LESS: Profit on disposal of Investment	(29,782)	-
LESS: Gain on foreign exchange	(23,932)	(9,334)
	6,602	(119,401)
(Decrease)/Increase in payables	(12,072)	74,009
	(5,470)	(45,392)
Investment - Sale Proceeds	78,960	-
Investment - Purchase	(39,369)	(26,974)
Cash inflow before financing	34,121	(72,366)
FINANCING:		
Dividend	-	(10,210)
(Increase)/decrease in loan	(46,662)	-
Decrease in loan	1,500	-
Gain on foreign exchange	23,932	9,334
Cash at bank - (Decrease)/Increase	$12,891	$(73,242)

STATEMENT OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 30th JUNE, 2003

	U.S.$	U.S.$
Shareholders' funds at 1st July, 2002	515,876	636,144
Net income/(Deficit) from operations for the year	60,316	(110,067)
Dividend	-	(10,201)
Shareholders' funds at 30th June, 2003	$576,192	$515,876

INTERNATIONAL FUND MARKETING LIMITED

NOTES TO THE FINANCIAL STATEMENTS 30th JUNE, 2003

(Expressed in United States Dollars)

1. OPERATIONS

The Company was incorporated in Bermuda on 1st July, 1994 and earns its income through the receipt of investment commissions. The company is a Broker-Dealer registered with the USA Securities and Exchange Commission and is a member of the National Futures Association (NFA). The NFA has capital requirements to be met and the company must also comply with Commodity Futures Trading Commission rules.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company follows general accepted accounting principles of the United States of America. Significant accounting policies are as follows:-

(a) Investment in Subsidiary

The investment in the Company's subsidiary is carried at cost.

(b) Unquoted Investments

These are shown at cost.

(c) Fees

The Company is entitled to receive fees in respect of investments in entities made by investors as a result of the Company's recommendation. Fees are brought to account when received.

(d) Foreign exchange

Assets and liabilities in currencies other than US Dollars are translated to US Dollars at the rate of exchange prevailing at the balance sheet date. Income and expenditure items have been translated at the rate of exchange prevailing at the date of the transaction. Gains and losses on foreign exchange are taken to the statement of income and retained earnings.

(e) Consolidation

Consolidated accounts have not been prepared as in the opinion of the Directors no practical benefit would accrue to the members.

INTERNATIONAL FUND MARKETING LIMITED

NOTES TO THE FINANCIAL STATEMENTS 30th JUNE, 2003

(Expressed in United States Dollars)

3. UNQUOTED INVESTMENTS	2003	2002
	$	$
Round Table Forum Limited	50,000	50,000
Apollo Advisers Limited	7,369	7,369
Lutyens da Cunya Limited	19,605	19,605
Balfour Capital (Cayman) Limited	39,369	-
Bradshaw Asset Management Limited	-	49,178
	$116,343	$126,152

Apollo Advisers Limited, and Lutyens da Cunya Limited are U.K. incorporated companies.

Round Table Forum Limited and Balfour Capital (Cayman) Limited are companies incorporated in the Cayman Islands.

Bradshaw Asset Management Limited was sold during the year for USD78,960.

The directors consider the value of the investments to be not less than cost.

4. INVESTMENT IN SUBSIDIARY (WHOLLY OWNED)	2003	2002
International Fund Marketing (U.K.) Limited		
At 30th June, 2002 and 2003		
75,000 shares of £1 each at cost	$115,526	$115,526

The directors consider the value of the investment to be not less than cost.

5. SHARE CAPITAL

Authorised, issued and fully paid		
12,000 shares of US$1.00 each par value	$12,000	$12,000

6. NET CAPITAL STATEMENT

Total ownership equity	576,192	515,876
Deduct ownership equity not allowable for net capital	(484,618)	(449,265)
Total ownership equity qualified for net capital	$91,574	$66,611

INDEPENDENT AUDITORS REPORT ON THE COMPANY'S SYSTEM OF INTERNAL CONTROL

To the Board of Directors of International Fund Marketing Limited

In planning and performing our audit of the financial statements of International Fund Marketing Limited for the year ended 30th June, 2003, we considered its internal control structure, including procedures for safeguarding customer and company assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Because of the size and simplicity of the company's operations we did not find it necessary to make a study of the practices and procedures or test compliance with such practices. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1 Making the quarterly securities examinations, counts verifications and comparisons.
2 Recordation of differences.
3 Complying with the requirements for prompt payments for securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorised use or disposition and that transactions are executed in accordance with management's authorisation and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS REPORT ON THE COMPANY'S SYSTEM OF INTERNAL CONTROL

To the Board of Directors of International Fund Marketing Limited (continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and company assets, that we consider to be material weaknesses as defined above.

Based on our limited review and the simplicity of operations we believe that the Company's practices and procedures were adequate at 30th June, 2003.

This report is intended solely for the use of the board of directors, management, the SEC, Commodity Futures Trading Commission, and other regulatory agencies that rely on the regulations and should not be used by anyone other than these specified parties.

BKR Lince Salisbury Limited

BKR LINCE SALISBURY LIMITED
CHARTERED ACCOUNTANTS

DATE: 26th August, 2003